-FOR IMMEDIATE RELEASE-

ELRON ANNOUNCES PROGRESS IN THE MERGER DISCUSSIONS BETWEEN NETVISION AND BARAK.

Tel Aviv, July 30, 2006 - Elron Electronic Industries Ltd. ("Elron") (NASDAQ & TASE: ELRN) today announced developments further to the announcement of May 1, 2006, regarding a possible merger transaction between NetVision Ltd. ("NetVision") (TASE:NTSN), 39% held by Elron, and Barak I.T.C. (1995) International Telecommunications Services Corp. Ltd ("Barak").

NetVision announced today that in the course of the negotiations regarding the merger with Barak (the “Barak Merger”), certain basic understandings have been reached, whereby the Barak Merger would be effected by NetVision purchasing from the Barak shareholders all of Barak’s issued share capital in exchange for approximately 47% of NetVision’s share capital immediately after the transaction. The abovementioned consideration for the Barak Merger was based upon drafts of company valuations, that were issued to the parties by an independent appraiser, nominated by the parties, who estimated NetVision’s valuation to be between 540 million NIS (approximately $122 million) and 620 million NIS (approximately $140 million) and Barak’s valuation to be between 470 million NIS (approximately $106 million) and 540 million NIS (approximately $122 million).

In addition, NetVision and Discount Investment Corporation ("DIC"), the other major shareholder of NetVision, which also holds approximately 48% of Elron, are negotiating a transaction whereby NetVision would purchase all of the issued share capital of GlobeCall Communications Ltd. (“GlobeCall”) from DIC in exchange for NetVision shares (the “GlobeCall Merger”). The NetVision shares to be issued to DIC would represent approximately 7% of NetVision’s issued share capital immediately following the Barak Merger and the GlobeCall Merger. The abovementioned consideration for the GlobeCall Merger was based upon drafts of the company valuations of NetVision and Barak, as above, and a draft company valuation of GlobeCall, that was issued to the parties by an independent appraiser, nominated by the parties, who estimated GlobeCall’s valuation to be between 70 million NIS (approximately $16 million) and 90 million NIS (approximately $20 million).

The GlobeCall Merger would close immediately after the Barak Merger, and is dependent upon it.

If these transactions occur, Elron’s holding in NetVision would be reduced from approximately 39% to approximately 19%.

The transactions are subject to the parties entering into definitive agreements, obtaining required corporate approvals and the receipt of other approvals required under the applicable laws. The definitive agreements would contain customary closing conditions. There is no assurance that the transactions will be consummated.

Barak is a subsidiary of Clal Industries and Investments Ltd.("Clal"). Elron, Clal and DIC are all part of the IDB group.

Elron Electronic Industries Ltd. is a high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of medical devices, information and communication technology, semiconductors and advanced materials. For further information, visit http://www.elron.com

Contact:
Rinat Remler
Elron Electronic Industries Ltd.
Tel. 972-3-6075555

rinat@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.